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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB NUMBER:       3235-0104
                                                                                                        EXPIRES:   JANUARY 31, 2005
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event       4. Issuer Name AND Ticker or Trading Symbol
                                                    Requiring Statement
     SR Telecom Inc.                                (Month/Day/Year)            Netro Corporation (NTRO)
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)          3/27/03          5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. I.R.S. Identifi-        Director        X*  10% Owner         (Month/Day/Year)
                                                    cation Number of    ----               ----
     8150 Trans-Canada Highway                      Reporting Person,        Officer (give      Other (specify  --------------------
-------------------------------------------------   if an entity             title below)       below)         7. Individual or
     (Street)                                       (voluntary)         ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                      N/A                                                          Line)
                                                                           ---------------------------         _X_Form filed by One
     Montreal       Quebec, Canada H4S 1M5                                                                        Reporting Person
-------------------------------------------------
    (City)          (State)                                                                                    ___Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person

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                                            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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No securities owned*
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.         (Over)
 If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                    SEC 1473(3-99)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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         TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of                     (Instr. 5)
                                                                             Shares
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No securities owned*
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Explanation of Responses:

*   As a result of certain voting agreements between SR Telecom Inc. ("SR Telecom") and certain stockholders (the "Voting
    Agreement Stockholders") of Netro Corporation ("Netro"), each Voting Agreement Stockholder agreed to vote the shares of
    Netro's common stock beneficially owned by him or her in favor of the approval and adoption of that certain Merger
    Agreement dated as of March 27, 2003 by and among Netro, SR Telecom, and Norway Acquisition Corporation (the "Merger
    Agreement") and approval of the Merger (as defined in the Merger Agreement) and against any competing transactions that may arise. As the result of these voting agreements, SR Telecom may be deemed to beneficially own 5,591,364 shares of
    Netro's common stock (including options providing the right to acquire 2,193,240 shares of Netro's common stock that have vested or will vest within 60 days from the date of the voting agreements and excluding options providing the right to acquire 1,495,845 shares of Netro's common stock scheduled to vest thereafter) for purposes of Rule 16a-1(a)(1), but it holds no pecuniary interest in those shares. Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission by SR Telecom Inc. that it is the beneficial owner of any of the Common Stock of Netro
    Corporation referred to herein for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

                                                                                                SR Telecom Inc.
                                                                                                By:

**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.     /s/ David L. Adams   April 4, 2003
                                                                                                -------------------- --------------
    SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                   David L. Adams       Date
                                                                                                Vice-President,
                                                                                                Finance and Chief
                                                                                                Financial Officer
Note: File three copies of this Form, one of which must be manually signed.  If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                 **Signature of Reporting Person
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